Date: March 19, 2007

BY FIRST CLASS MAIL AND FACSIMILE
Fax: (202) 772 9208

United States Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore (Staff Accountant) Division of Corporation Finance

Re:	BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC. Item 4.01 Form 8-K filed March 13, 2007

Dear Mr. Gilmore:

Reference is made to your letter of March 16, 2007.

Please be informed that we had provided our former accountant with a copy of the Form 8-K prior to our filing of the same with the Commission and requested our accountant to furnish a letter addressed to the Commission stating whether it agrees or disagrees with the statements made in our Form 8-K.

We received a copy of our former accountant’s letter on March 15, 2007 and filed it in an amended Form 8-K/A on Exhibit 16 with the Commission pursuant to Item 304(a)(3) of Regulation S-B on March 16, 2007.

In connection with this response, we acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Coogan
John Coogan
Chief Financial Officer